UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CHRYSLER GROUP LLC

(Exact name of the registrant as specified in its charter)

Delaware	000-54282	27-0187394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 Chrysler Drive Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip code)

Scott G. Kunselman

Senior Vice President, Purchasing and Supplier Quality

Chrysler Group LLC

1000 Chrysler Drive

Auburn Hills, Michigan 48326

(248) 512-2950

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Unless otherwise specified, the terms “we,” “us,” “our,” “Chrysler Group” and the “Company” refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them, as the context may require.

Introduction

Chrysler Group designs, engineers, manufactures, distributes and sells vehicles under the brand names Chrysler, Jeep, Dodge and Ram and the SRT performance vehicle designation. Our product lineup includes passenger cars, utility vehicles (including sport utility vehicles and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name. In addition, we sell separately-priced service contracts to customers and provide contract manufacturing services to other vehicle manufacturers, primarily Fiat. We also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and certain select markets and sold to Fiat for distribution in other select markets, and Fiat manufactures certain Fiat-brand vehicles for us, which we sell throughout North America. All of our products contain tin, tantalum, tungsten, and gold (collectively, “3TG”) and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”).

Chrysler Group is committed to responsible sourcing and avoids knowingly using conflict minerals that support or fund inhumane treatment, including human trafficking, slavery, forced labor, child labor, torture and war crimes. Due to the complexity of our supply chain, we are dependent upon our suppliers to provide the information necessary to correctly identify the smelters and refiners that produce the 3TG in our products and take appropriate action to determine that these smelters and refiners source responsibly.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Chrysler Group has concluded that during 2013,

a)	Chrysler Group has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry” we believe that a portion of the 3TG in our products originated or may have originated in the Covered Countries and are not from recycled or scrap sources.

Chrysler Group’s reasonable country of origin inquiry employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. Our primary means of determining country of origin of 3TG was by conducting a survey of our direct production, service, and after-market part suppliers (collectively, our “direct suppliers”) using the EICC/GeSI Conflict Minerals Reporting Template and the iPoint Conflict Minerals Platform. We surveyed all of our direct suppliers and received responses from direct suppliers representing 91% of the total dollars spent on our 2013 procurement activities.

Item 1.02 Exhibit

Chrysler Group’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	CHRYSLER GROUP LLC (Registrant)

/s/ Scott G. Kunselman
Scott G. Kunselman
Senior Vice President

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